

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   October 22, 2015

Via E-mail
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

Re: **Sibanye Gold Limited**
        Form 20-F for the Year Ended December 31, 2014
        Filed March 24, 2015
        File No. 001-35785

Dear Mr. Keyter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Notes to the Consolidated Financial Statements
1. Accounting Policies, page 178

1.   In future filings, please disclose the date the financial statements were authorized for issue and who gave that authorization. Please refer to IAS 10.17 for further guidance. In addition, please tell us the date the current year financial statements were authorized for issue and who gave that authorization.

13. Property, Plant and Equipment, page 195
Mine development and infrastructure, page 196

2.   Your accounting policy indicates that you capitalize expenditure incurred to evaluate new ore bodies as mine development and infrastructure costs. Please a) tell us the nature of

the evaluation expenditure incurred; b) clarify your basis to capitalize the evaluation expenditure; and c) quantify the evaluation expenditure capitalized as of December 31, 2014 and 2013. In your response, please provide reference to the authoritative literature that supports your accounting treatment.

Mining exploration, page 197

3.   Please expand your accounting policy in future filings to explicitly state whether you have capitalized mining exploration expenditure under the IFRS 6 provisions. If yes, please disclose the amounts capitalized at each of the reporting date. In your response, please provide us with draft disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining